                                                                                                                                                       Exhibit 12

UNITED TECHNOLOGIES CORPORATION
            AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended
	June 30,
In Millions of Dollars	2002	2001

Fixed Charges:
Interest expense	$195	$216
Interest capitalized	9	13
One-third of rents*	31	32

Total Fixed Charges	$235	$261

Earnings:
Income before income taxes and minority interests	$1,633	$1,550

Fixed charges per above	235	261
Less: interest capitalized	(9)	(13)
	226	248

Amortization of interest capitalized	2	8

Total Earnings	$1,861	$1,806

Ratio of Earnings to Fixed Charges	7.92	6.92

* Reasonable approximation of the interest factor.